Exhibit (a) (40)

Dear Fellow HEI Shareholder,

Success is rarely achieved by chance, and it does not come easily. In my own life, success in business has come only through clear thinking, hard work and persistence. Some people say that luck is the key. If it is, then I say that my luck starts at 4:30 every morning. Not to say that luck is a bad thing, but you sure can't count on it.

One thing you can count on is that our group will bring leadership and vitality to HEI. We believe that, in any business, the difference between success and mediocrity is leadership. Success depends on the ability to see changes that should be made and the courage to act decisively. We know from experience that there are no cookie-cutter schemes for real growth. No short cuts. No easy solutions. This is because no two businesses are exactly alike. Each business has its own unique strengths, issues and opportunities. This is certainly true of HEI.

Our experience is in looking analytically at a business and then plotting a course for creating increased value. For each of our nominees - Ed Finch, David Ortlieb, Steve Tondera and Mack Traynor, as well as myself - this skill has been honed through many years of practice. Each of us have done it time and again, and today it is second nature.

Our yardstick for measuring HEI's success will be earnings growth and shareholder value. We have set the bar at $25 per share. Under our leadership, no director will enjoy the rewards of stock options until HEI's stock reaches this price. This way, there will be no question about whether we have earned your support. We don't get rewarded unless you have been rewarded first.

This change - to create the right incentives for success - is basic, important and long overdue, and we will initiate it on day one. With all due respect to the incumbent directors, they have raked in major stock options, at no personal risk, year after year no matter how the Company has performed. Even more troubling, they habitually have exercised the HEI stock options at the earliest opportunity, and turned around and sold then the next day for a quick buck. As a result of this continual selling, the collective holdings of the incumbent board of directors are only slightly more than 2% of the Company's outstanding shares. Their actions contradict all of their recent words about their commitment to HEI and their faith in its bright future.

My own investment in HEI is in the millions of dollars and is truly a long-term commitment. I own 18% of HEI's shares. And just like you, I bought each one of them at market price. As a result, my interests are completely aligned with your interests in the Company, and you can count on me to fight to ensure success for both of us.

Please join with us by voting FOR each proposal on the GREEN proxy card. We need for your support in this contest and I personally appreciate your voting with us. Together we can realize HEI's true potential.

                                                   Sincerely yours,

                                                   Anthony J. Fant
                                                   July 15, 1998

                              FANT INDUSTRIES INC.